Grupo Casa Saba Announces that the Amendments made to the Bridge Loan, Entered into on August 2010, Have Become Effective

Mexico City, Mexico, September 5, 2011. - Grupo Casa Saba, S.A.B. de C.V. (The “Company”) (BMV: SAB* and NYSE: SAB) announces that the amendments made to the bridge loan executed on August 30, 2010 in order to acquire Farmacias Ahumada, S.A. (FASA) in Chile, have become effective. The Company has fulfilled all of the conditions precedent to which the said amendments were subject to. As previously announced on August 11, 2011, among such amendments, the term of the loan was extended for 7 years turning it into a long term loan and it was also divided into two tranches. The shorter average life tranche has an average margin of TIIE (Mexican Interbank Balance Interest Rate Tasa de Interés Interbancaria de Equilibrio) + 2.25% while the longer average life tranche’s margin is TIIE + 2.76%. The long-term credit is subject to terms and conditions that are considered customary for this type of instrument.

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“Saba”, “GCS”, “the Company” or “the Group”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications. It also operates one of the most important pharmacy chains in Latin America. In 2010, the company had net sales of $34,244 million pesos.  The Group is listed on both the Bolsa Mexicana de Valores (Mexican Stock Exchange) and the New York Stock Exchange (NYSE).

Contacts:
GRUPO CASA SABA                                   IR Communications:
Sandra Yatsko, IR                                          Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
syatsko@casasaba.com                               jesus@irandpr.com